Exhibit 12.3

Computation of Ratio of Earning to fixed charges and Earnings to fixed charges and prefered stock dividends

	For the Years Ended December 31,
	2005	2004	2003	2002	2001
	(In thousands, except ratios)
Earnings:
Net income before equity in earnings from joint ventures and unconsolidated subsidiaries, minority interest and other items	$277,702	$193,020	$264,561	$187,067	$195,709
Add: Interest expense(1)	313,053	232,919	194,999	185,362	170,121
Add: Implied interest component on the Company’s rent obligations	1,024	959	824	678	572
Add: Distributions from operations of joint ventures	—	300	2,839	5,802	4,802
Subtract: Minority interest (expense) in pre-tax income of subsidiaries that have not incurred fixed charges	691	(225)	—	—	—
Total earnings	$592,470	$426,973	$463,223	$378,909	$371,204
Fixed charges:
Interest expense(1)	313,053	$232,919	$194,999	$185,362	$170,121
Implied interest component on the Company’s rent obligations	1,024	959	824	678	572
Capitalized interest	788	—	—	70	1,010
Fixed charges	$314,865	$233,878	$195,823	$186,110	$171,703
Preferred dividend requirements	42,320	51,340	36,908	36,908	36,908
Fixed charges and prefered stock dividends	$357,185	$285,218	$232,731	$223,018	$208,611
Earnings to fixed charges(2)	1.88x	1.83x	2.37x	2.04x	2.16x
Earnings to fixed charges and preferred stock dividends(2)	1.66x	1.50x	1.99x	1.70x	1.78x

Explanatory Notes:

(1)             For the years ended December 31, 2005, 2004, 2003, 2002 and 2001, interest expense includes $0, $190, $337, $348 and $536, respectively, of interest expense reclassed to discontinued operations.

(2)             The ratio for 2004 gives effect to the CEO, CFO and ACRE Partners compensation charges of $106.9 million, the 8.75% Senior Notes due 2008 redemption charges of $11.5 million and the preferred stock redemption charge of $9.0 million. Excluding these charges, the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends would have been 2.33x and 1.97x, respectively.